Exhibit 99.1

Ellomay Capital Announces 2025 Annual General Meeting of Shareholders

Tel-Aviv, Israel, Sept. 12, 2025 (GLOBE NEWSWIRE) — Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today announced that it will hold its annual general meeting of shareholders (the “Meeting”) at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel, on Thursday, October 23, 2025, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.      Reelection of Ben Sheizaf, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.      Approval of an increase in the authorized share capital of the Company and related amendments to the Company’s Articles of Association and Memorandum of Association and of an amendment to Article 44.3 of the Company’s Articles of Association;

3.      Approval of purchase of directors and officers liability insurance policy;

4.      Approval of updated terms of employment of, and payment of bonus to, Asaf Nehama, the son of Shlomo Nehama, one of the Company’s controlling shareholders;

5.      Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2025 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee; and

6.      Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2024.

Shareholders of record as of the close of business on September 18, 2025 will be entitled to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about September 19, 2025. A proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about September 12, 2025.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage, in person or by proxy or via the electronic system of the Israel Securities Authority. The approval of the proposals under Item 3 (to the extent it relates to office holders who are controlling shareholders and relatives of controlling shareholders) and Item 4 is also required to comply with additional special “disinterested” voting requirements as set forth in the proxy statement. Item 6 does not require a shareholder vote.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than September 19, 2025.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, by 11:00 a.m., Israel time, on October 23, 2025 (four hours prior to the Meeting), to be counted for the Meeting, or through the electronic system of the Israel Securities Authority until six hours prior to the Meeting.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

•        Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

•        16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

•        Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•        83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•        51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

•        Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

•        Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the outcome of legal proceedings in connection with the holdings in Dorad, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com